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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2020___ AND ENDING___December 31, 2020___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ascendiant Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Front Street, Suite 300

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Jupiter   **FL**   **33477**

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown   678-894-1959

                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700   **Denver**   **CO**   8023733611

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael O. Brown_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Ascendiant Securities, LLC_____ , as of _____December 31_____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

Signature

CFO & Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2020

ASCENDIANT SECURITIES, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Ascendiant Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Ascendiant Securities, LLC's auditor since 2018.

Denver, Colorado
March 31, 2021

1



ASCENDIANT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$	27,396
Accounts receivable		2,500
Prepaid expenses		137
Total assets	$	30,033

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Income taxes and penalties payable	$	10,134
Total liabilities		10,134
MEMBER'S EQUITY		19,899
Total liabilities and member's equity	$	30,033

The accompanying notes are an integral part of these audited financial statements.

ASCENDIANT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

The Company claimed the subparagraph (k)(2)(i) exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 for the period from January 1, 2020 through November 4, 2020. On November 5, 2020 the Company received approval from FINRA to remove the exemptive provision previously claimed from its Membership Agreement

During the period beginning on November 5, 2020 through December 31, 2020 the Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934. Rather the Company believes during this period the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing an exemption report and a related accountant's report in accordance with both the (k)(2)(i) provision of Rule 15c3-3 and Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

Under the (k)(2)(i) and the Footnote 74 provisions, the Company is not required to maintain a reserve account for the exclusive benefit of customers nor is it required to make a determination of the possession and control requirements of the rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash in a bank. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2020. For purposes of the financial statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020, the Company had no cash equivalents.

ASCENDIANT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (concluded)

Revenue Recognition

Revenue is recorded upon the close of the related transaction. Revenue associated with the Company's securities' transactions is recognized on a settlement date basis. Securities owned and contracts to purchase securities in the future are recorded at market value, and accordingly, any changes in market value are recognized in the statement of income. Market value is based on prices obtained from active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent reports these on its income tax return. There is no entity level tax for the Company for federal purposes. The state of California imposes an $800 annual tax and a gross receipts fee based on the total income from all sources reportable to the state.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. Penalties and interest of $242 have been recognized for the year ended December 31, 2020.

NOTE 2 -   GOING CONCERN

For the Company to stay compliant as a public entity, we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control. The costs of this compliance could be significant. If our revenues are insufficient, and/or we cannot satisfy many of these costs through the issuance of our shares, we may be unable to satisfy these costs in the normal course of business that would result in our being unable to continue as a going concern.

NOTE 3 -   NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital of $17,262 and net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.59 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company may be obligated to pay management fees to ACG for general and administrative support provided to the Company. However, ACG determined that for the year ended December 31, 2020 such fee would not be due by the Company due to the lack of activity in the Company until such time as the Company recommences business.

ASCENDIANT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including deposits, accounts receivable and income taxes and penalties payable, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company's officers, under which the Company may be required to indemnify such persons for liabilities arising out of their current relationship. The duration of these indemnities and guarantees may vary.

Historically, the Company has not been obligated to make any payments for any such obligation and as of December 31, 2020 there are no known liabilities required to be recorded for indemnities and guarantees in the accompanying financial statements.

At times, the Company may maintain cash balances in excess of the FDIC limit of $250,000.   At December 31, 2020, the Company did not have a cash balance that was in excess of the FDIC limit.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. The accompanying notes are an integral part of these financial statements.



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Ascendiant Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Ascendiant Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the period from January 1, 2020 to November 4, 2020 without exception and the Company's compliance with Footnote 74 of SEC Release 34-70073 in which (1) Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from November 5, 2020 through December 31, 2020 without exception. The Company's management is responsible for compliance with the Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
March 31, 2021



ASCENDIANT SECURITIES, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2020

To the best knowledge and belief of Ascendiant Securities, LLC:

The Company claimed the subparagraph (k)(2)(i) exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 for the period from January 1, 2020 through November 4, 2020. On November 5, 2020 the Company received approval from FINRA to remove the exemptive provision previously claimed from its Membership Agreement.

During the period from November 5, 2020 through December 31, 2020 the Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company believes the services they provided during this period would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing this exemption report and a related accountant's report in accordance with both the (k)(2)(i) exemptive provision and Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

Michael O. Brown
CFO & Financial and Operations Principal